SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title of Class of Securities)

817323108

(CUSIP NUMBER)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108	13D

1	NAME OF REPORTING PERSONS Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,609,513 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,609,513 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,609,513 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* IA, OO

(1)	The reporting person’s beneficial ownership was calculated assuming that the underwriters of the underwritten public offering described in Item 4 have exercised their option to purchase 1,875,000 shares of Common Stock (as defined below) to cover over-allotments. If such over-allotment option is not exercised, the reporting person would be deemed to beneficially own 9,401,513 shares of Common Stock.

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 817323108	13D

1	NAME OF REPORTING PERSONS Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,609,513 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,609,513 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,609,513 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* HC, IN

(1)	The reporting person’s beneficial ownership was calculated assuming that the underwriters of the underwritten public offering described in Item 4 have exercised their option to purchase 1,875,000 shares of Common Stock (as defined below) to cover over-allotments. If such over-allotment option is not exercised, the reporting person would be deemed to beneficially own 9,401,513 shares of Common Stock.

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017, on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Ordinary shares, nominal value €0.02, represented by American Depositary Shares (the “Common Stock”), of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nokomis Capital on behalf of the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 9,609,513(1) shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 9,609,513 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

As of January 19, 2018, the Nokomis Accounts had invested $34,684,449.44 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

Item 4.	Purpose of the Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Reporting Persons on behalf of the Nokomis Accounts purchased 3,125,000 shares of Common Stock at $1.60 per share in an underwritten public offering that closed on January 19, 2018.

The Reporting Persons hold an aggregate par value of $20,158,800 of the Convertible Notes, which contain a blocker provision that prohibits the conversion of the Convertible Notes by the Reporting Persons so as to not exceed 9.99% beneficial ownership of the number of outstanding shares of Common Stock of the Issuer at any time.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, as amended. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

(1)	Such amount is calculated assuming that the underwriters of the underwritten public offering described in Item 4 have exercised their option to purchase 1,875,000 shares of Common Stock to cover over-allotments. If such over-allotment option is not exercised, such amount would be 9,401,513 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon the sum of (i) 94,217,318 shares of Common Stock outstanding, which equals the total number of shares of Common Stock outstanding following the underwritten public offering that closed on January 19, 2018, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 17, 2018, plus the 1,875,000 shares of Common Stock that would be issued as a result of the underwriters’ exercise of their over-allotment option and (ii) 1,981,000, the approximate number of shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons.

Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 9,609,513 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer. This amount consists of (i) 7,628,513 shares of Common Stock and (ii) 1,981,000 shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons.

In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 9,609,513 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

(b) Nokomis Capital and Mr. Hendrickson each has the shared power to vote and dispose of the Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire reported in this Schedule 13D, as amended.

The filing of this Schedule 13D, as amended, shall not be construed as an admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 9,609,513 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) The disclosure in Item 4 is incorporated herein by reference. Other than as disclosed in this Schedule 13D, as amended, there have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson